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                                   EXHIBIT 18


                              ARTHUR ANDERSON LLP




To: Management of Zenith Electronics Corporation

Re: Form 10-K Report for the year ended December 31, 1996.

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1996, the Zenith Electronics Corporation (the Company) changed from the LIFO method of accounting for its internally manufactured picture tube inventories to the FIFO method. According to the management of the Company, this change was made because the Company believes that the FIFO method will provide a more appropriate and consistent matching of costs against revenue due to LIFO liquidations which would be anticipated to occur were the Company to continue to account for the tube inventories on a LIFO basis. Management believes such liqudations would occur due to the Company's strategic shift toward selling large screen television sets which occurred in fiscal 1996.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principals among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and out opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,



/s/ Arthur Andersen LLP
_________________________
Arthur Andersen LLP

Chicago, Illinois
February 26, 1997




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